EXHIBIT 99.1

Ero Copper Announces Update on Nickel Sulphide Exploration Program — Intercepts 11.2 Meters Grading 1.86% Nickel, including 5.0 Meters Grading 3.71% Nickel

VANCOUVER, British Columbia, June 08, 2023 (GLOBE NEWSWIRE) --  Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to provide an update on its ongoing regional nickel sulphide exploration program within the Curaçá Valley. Drilling activity over the last several months has focused on delineating the Umburana System, which has a current strike length of approximately five kilometers. Mineralization, which outcrops at surface, remains open to depth, to the north and between the VB and Lazaro ("LZ") Zones.

To date, the Company has received assays on 97 diamond drill holes across the Umburana System, including 63 diamond drill holes within the VB Zone and 34 within the LZ Zone. New results from drilling conducted since September 2022 are highlighted by:

  VB Zone
    VB-41: 11.2 meters at 1.86% Ni, 0.26% Cu and 0.05% Co (2.08% NiEq), including 5.0 meters at 3.71% Ni, 0.13% Cu and 0.09% Co (4.00% NiEq)
      Interval includes 1.9 meters of massive-sulphide textures grading 7.09% Ni, 0.18% Cu and 0.18% Co (7.61% NiEq)
    VB-52: 25.9 meters at 0.69% Ni, 0.18% Cu and 0.02% Co (0.80% NiEq), including 15.5 meters at 1.01% Ni, 0.25% Cu and 0.03% Co (1.17% NiEq)
    VB-59: 18.7 meters at 0.79% Ni, 0.14% Cu and 0.02% Co (0.90% NiEq), including 6.8 meters at 1.49% Ni, 0.22% Cu and 0.04% Co (1.68% NiEq)
  LZ Zone
    LZ-25: 46.1 meters at 0.20% Ni, 0.04% Cu and 0.03% Co (0.28% NiEq), including 2.6 meters at 0.75% Ni, 0.18% Cu and 0.06% Co (0.96% NiEq)
    LZ-32: 11.3 meters at 0.43% Ni, 0.10% Cu and 0.02% Co (0.51% NiEq), including 7.0 meters at 0.61% Ni, 0.14% Cu and 0.03% Co (0.73% NiEq)

In addition to new drill results, the Company has commenced metallurgical test work on the Umburana System. While the program remains ongoing, initial metallurgical tests, completed on three composite samples of varying grades, demonstrates nickel recoveries through the rougher circuit ranging from 77% to 91% across a range of grind sizes, suggesting that the vast majority of nickel within the Umburana System is contained within sulphide minerals with very little nickel encapsulated within silicate minerals that would render the nickel unrecoverable.

Commenting on the update, David Strang, Chief Executive Officer, said "We are excited by the continuity and growth we are seeing with the Umburana System, which we believe demonstrates the Curaçá Valley's potential to be a globally significant magmatic sulphide district for both copper and nickel. Notably, the VB Zone has increased from one distinct zone of mineralization to three, with massive-sulphide nickel mineralization extending to a depth of approximately 325 meters and remaining open to depth and along strike. Furthermore, our exploration team has identified several new and distinct nickel targets within the Curaçá Valley with similar geological signatures to the Umburana System, which we are currently drilling or plan on drilling later this year."

TECHNICAL DISCUSSION

Detailed geologic mapping, comprehensive multi-element soil geochemistry and re- interpretation of the Company's available geophysical datasets throughout 2021 and the first half of 2022 resulted in the discovery of a new nickel system, announced in September 2022, featuring favourable geology with coincident geochemical and geophysical anomalies. To date, detailed exploration has focused primarily on two target areas located at the interpreted northeast and southwest boundary of a five-kilometer system, each characterized by multiple expressions of outcropping nickel mineralization in the form of gossans, geochemical and geophysical anomalies - all associated with mafic-ultramafic intrusions. Please refer to Figure 5 for a plan view map of the Umburana System.

Initial drill-testing at the northeast and southwest boundaries of the currently known system has identified nickel sulphide mineralization ranging from disseminated and interstitial nickel sulphides (containing less than 10% sulphides) extending over 50 meters in thickness to patchy net-textured sulphides (containing approximately 10% to 30% sulphides) with localized centimeter up to 1.9 meter thick massive-sulphide lenses (containing approximately 60% to 80% sulphides) grading up to 7.09% nickel (7.61% NiEq). Mineralization within these zones is hosted by pyroxenite and websterite ultramafic rocks. Sulphide minerals are mainly pyrrhotite, pentlandite (loop-textured where massive sulphide, see Figure 2) with lesser pyrite and chalcopyrite. Loop-textured pentlandite is an important geologic indicator commonly observed in magmatic nickel sulphide deposits. The full extent of the system remains unknown at this time with mineralization open to depth and along strike both between the VB and LZ Zones and to the north of the Umburana System.

Based upon the exploration techniques used to identify the Umburana System, the Company has identified several geographically distinct nickel targets, two of which are currently being drilled. Surface field work and data interpretation is also underway to identify additional targets.

The Company has begun evaluating the metallurgical characteristics, recoveries and concentrates grade to determine whether a saleable nickel concentrate is achievable from the Umburana System. While the program is comprehensive and remains ongoing, initial rougher stage flotation tests demonstrate a range of recoveries of between 77% and 91% depending on grind size (75 to 150 microns). The results of this test work, combined with ongoing mineralogy studies, suggests that nickel within the Umburana System is associated primarily with sulphide minerals with very little nickel encapsulated in silicate minerals. Further test work remains ongoing to determine whether saleable concentrate grades are achievable, and if so, overall nickel recoveries.

Figure 1: Rougher stage nickel recovery versus grind size.

Composite samples were prepared based on nickel grades within each zone, and are summarized as follows:

  LZ Zone HG Composite = 0.90% Ni
  LZ Zone LG Composite = 0.45% Ni
  VB Zone Composite = 0.92% Ni

Where applicable, nickel equivalent ("NiEq") in this press release has been calculated using the following formula: NiEq = Ni + (Cu x $3.50/$9.80) + (Co x $25.50/$9.80). No adjustment for metallurgical recoveries has been made when calculating NiEq.

VB Zone

At the northeast extent of the Umburana System nickel-bearing ultramafic rocks have been identified over 1.4 kilometers north-south and up to 200 meters east-west using surface mapping supported by soil geochemistry and 30 trenches. To date, 63 diamond drill holes with assay results have been received with nickel mineralization identified starting at surface and to a depth of approximately 450 meters from surface. Mineralization remains open to depth as the majority of holes drilled to date have focused on delineating near surface open pit-able mineral resources, and remains open to the south trending towards the LZ Zone.

Mineralization within the VB Zone is characterized by disseminated and patchy net-textured nickel sulphides with three distinct high-grade (north, central and south) zones of massive sulphides featuring localized thickening of up to 1.9 meters grading up to 7.09% nickel (7.61% NiEq). Within the VB Zone, higher-grade mineralization continues to be focused at the base of a pyroxenite intrusion. Mineralization occurs predominantly within orthopyroxenites ranging from isotropic to locally banded.

Within the northern high-grade portion of the VB Zone, results are highlighted by holes VB-38 and VB-56, both located on the same section, which intercepted small intervals of disseminated, interstitial and patchy net-texture nickel sulphides ranging between approximately 3 and 9 meters grading between 0.63% NiEq to 1.69% NiEq.

Results within the central high-grade zone are highlighted by hole VB-41, which intercepted high-grade massive sulphide of 1.9 meters grading 7.61% NiEq within a broader mineralized interval of 11.2 meters grading 2.08% NiEq. Please see Figure 2 and Figure 3 for photos showing high-grade massive sulphides within hole VB-41. Please see "VB Zone Intercepts" table below for complete results.

High-grade mineralization in the southern zone are highlighted by holes VB-52 and VB-59, both located on the same section, which intercepted large intervals of disseminated and interstitial nickel sulphides ranging between approximately 18 and 26 meters grading between 0.80% NiEq to 0.90% NiEq.

The deepest drilling to date within the VB Zone, is highlighted by hole VB-47 that intercepted two intervals of disseminated nickel sulphide mineralization, 20.7 meters grading 0.47% NiEq and 9.8 meters grading 0.53% NiEq, the latter of which is approximately 450 meters below surface.

There is currently one drill rig active within the VB Zone, focused on expanding the current limits of mineralization along strike and two additional drill rigs testing regional nickel targets. Please see Figures 6 and 7 for details on drill hole locations and intercepts within the VB Zone.

VB Zone Intercepts

Hole ID	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Co (%)
VB-26	NSI	NSI	NSI	NSI	NSI	NSI
VB-27	NSI	NSI	NSI	NSI	NSI	NSI
VB-28	326.6	329.3	2.7	0.50	0.36	0.02
and	334.7	338.4	3.7	0.25	0.05	0.01
including	337.3	338.4	1.1	0.60	0.15	0.02
and	347.0	368.0	21.1	0.28	0.06	0.02
including	347.0	347.5	0.5	0.87	0.13	0.03
including	352.1	352.7	0.6	1.10	0.20	0.03
including	361.7	368.0	6.4	0.50	0.22	0.02
including	362.5	364.2	1.6	0.95	0.33	0.03
VB-29	301.0	304.0	3.0	0.27	0.08	0.01
and	325.6	337.5	11.9	0.26	0.08	0.01
including	332.5	337.5	5.0	0.36	0.12	0.01
VB-30	NSI	NSI	NSI	NSI	NSI	NSI
VB-31	283.7	308.0	24.3	0.27	0.08	0.01
including	287.8	288.3	0.5	0.93	0.09	0.03
including	289.1	289.8	0.7	0.76	0.29	0.03
VB-32	243.6	249.1	5.5	0.36	0.28	0.02
including	243.6	244.6	1.0	1.06	0.29	0.05
VB-33	NSI	NSI	NSI	NSI	NSI	NSI
VB-34	NSI	NSI	NSI	NSI	NSI	NSI
VB-35	210.8	237.7	26.9	0.21	0.10	0.01
including	237.2	237.7	0.5	0.69	0.64	0.02
VB-36	NSI	NSI	NSI	NSI	NSI	NSI
VB-37	NSI	NSI	NSI	NSI	NSI	NSI
VB-38	327.8	337.1	9.3	0.51	0.16	0.02
including	330.2	332.0	1.9	1.08	0.22	0.05
including	330.2	330.8	0.6	2.22	0.26	0.09
including	333.0	337.1	4.1	0.54	0.13	0.03
including	334.0	334.8	0.8	1.70	0.31	0.07
VB-39	NSI	NSI	NSI	NSI	NSI	NSI
VB-40	NSI	NSI	NSI	NSI	NSI	NSI
VB-41	359.5	370.2	10.7	0.29	0.08	0.01
and	386.9	398.1	11.2	1.86	0.26	0.05
including	390.8	395.8	5.0	3.71	0.13	0.09
including*	390.8	392.7	1.9	7.09	0.18	0.18
including*	395.1	395.8	0.8	6.22	0.20	0.16
VB-42	NSI	NSI	NSI	NSI	NSI	NSI
VB-43	NSI	NSI	NSI	NSI	NSI	NSI
VB-44	NSI	NSI	NSI	NSI	NSI	NSI
VB-45	NSI	NSI	NSI	NSI	NSI	NSI
VB-46	284.75	290.75	6.0	0.25	0.21	0.01
including	285.8	286.8	1.0	0.47	0.16	0.03
VB-47	537.4	558.1	20.7	0.39	0.15	0.01
including	537.4	549.7	12.3	0.39	0.15	0.01
including	540.4	548.5	8.1	0.56	0.11	0.01
and	565.6	575.4	9.8	0.44	0.13	0.02
VB-48	262.8	278.2	15.4	0.25	0.08	0.01
VB-49	NSI	NSI	NSI	NSI	NSI	NSI
VB-50	411.0	415.0	3.9	0.23	0.08	0.01
VB-51	NSI	NSI	NSI	NSI	NSI	NSI
VB-52	210.0	235.9	25.9	0.69	0.18	0.02
including	210.0	225.5	15.5	1.01	0.25	0.03
including	211.0	219.0	8.0	1.62	0.35	0.05
and	316.9	333.2	16.3	0.21	0.06	0.01
including	320.1	323.1	3.1	0.43	0.12	0.02
VB-53	482.1	485.4	3.3	1.43	0.15	0.04
including	483.8	484.9	1.1	3.92	0.15	0.11
including*	483.8	484.3	0.5	6.63	0.12	0.18
including	484.3	484.9	0.6	1.46	0.19	0.04
VB-54	484.2	487.2	3.0	0.31	0.04	0.01
including	484.2	485.2	1.0	0.62	0.06	0.02
and	523.4	528.0	4.6	1.01	0.17	0.06
including	523.4	523.9	0.5	3.52	0.40	0.09
including	527.5	528.0	0.5	4.86	0.35	0.25
and	534.5	548.1	13.6	0.50	0.15	0.02
including	534.5	538.1	3.6	1.33	0.29	0.07
including	537.6	538.1	0.5	5.58	0.20	0.18
VB-55	229.0	243.6	14.6	0.61	0.24	0.03
including	232.6	243.6	11.0	0.77	0.29	0.04
including	236.8	237.8	1.0	1.24	0.28	0.06
including	238.8	240.3	1.4	1.65	0.24	0.08
including	242.4	243.6	1.2	1.44	0.21	0.10
VB-56	439.8	442.9	3.1	0.51	0.14	0.02
and	453.9	459.9	6.0	0.20	0.10	0.01
and	464.3	467.6	3.3	1.43	0.30	0.06
including	465.3	467.6	2.3	1.82	0.29	0.07
including	466.3	467.0	0.7	3.67	0.10	0.14
VB-57	90.2	109.2	19.0	0.37	0.16	0.02
including	104.4	109.2	4.8	0.56	0.25	0.03
including	104.4	105.4	1.0	1.13	0.22	0.05
including	108.7	109.2	0.5	0.98	0.34	0.04
VB-58	NSI	NSI	NSI	NSI	NSI	NSI
VB-59	281.1	299.7	18.7	0.79	0.14	0.02
including	282.1	288.9	6.8	1.49	0.22	0.04
and	304.3	311.4	7.1	0.33	0.10	0.01
and	392.5	402.2	9.7	0.33	0.08	0.02
including	400.6	401.1	0.6	1.10	0.14	0.06
VB-60	NSI	NSI	NSI	NSI	NSI	NSI
VB-61	226.4	240.9	14.5	0.37	0.07	0.01
including	238.6	239.1	0.5	1.48	0.10	0.05
including	239.8	240.9	1.1	1.20	0.20	0.04
VB-62	96.15	98.38	2.23	0.34	0.10	0.01
and	103.5	112.2	8.8	0.45	0.12	0.01
VB-63	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-01	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-02	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-03	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-04	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-05	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-06	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-07	98.0	102.0	4.0	0.23	0.05	0.01
CRVB-08	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-09	NSI	NSI	NSI	NSI	NSI	NSI
CRVB-10	NSI	NSI	NSI	NSI	NSI	NSI

NSI denotes no significant intercept grading above 0.10% Ni. Drill holes were drilled from surface. Holes not included are either pending assay results or have been included in a different section of this press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

(*) denotes interval of massive sulphide within larger reported intercept.

Figure 2: Drill core from the VB Zone (hole VB-41 at 392.4 meters) highlighting loop textured pentlandite.

Figure 3: Drill core from the VB Zone (hole VB-41) highlighting high-grade massive sulphide within the zone from 385.0 to 396.5 meters.

LZ Zone

At the southwest extent of the Umburana System, located approximately 20 kilometers from the Company's Caraíba milling operations and approximately 3.2 kilometers southwest of the VB Zone, nickel-bearing ultramafic rocks have been identified over 500 meters in strike- length and approximately 50 meters in apparent thickness using surface mapping supported by geochemistry, airborne electromagnetic response and eight trenches and has been traced from surface to a depth of 315 meters down-dip. Drilling has primarily focused to date on delineating near surface, open pit-able mineral resources. Mineralization remains open to depth and to the north. To date, 34 diamond drill holes with assay results have been received.

Mineralization within the LZ Zone is primarily comprised of disseminated nickel sulphide mineralization with intercalated intervals of interstitial and patchy net-textured sulphides (see Figure 4). Within the 500-meter identified strike length, a zone of higher-grade mineralization has been identified within the footwall of the mafic-ultramafic intrusion associated with a websterite layer.

Results within the footwall are highlighted by hole LZ-25 that intercepted a broad interval of mineralization covering 46.1 meters grading 0.28% NiEq from approximately 230 meters downhole. Hole LZ-32 intercepted 11.3 meters grading 0.51% NiEq from approximately 295 meters downhole. Together, these intercepts demonstrate continuity of nickel sulphide mineralization down-dip. Please see "LZ Zone Intercepts" table below for complete results.

The deepest drilling to date is highlighted by hole LZ-33 that intercepted disseminated nickel mineralization over 2.6 meters grading 0.70% NiEq, from approximately 350 meters downhole. At the bottom of this mineralized intercept, an extension of the high-grade websterite layer of the footwall zone, approximately 320 meters below surface, was intercepted over 1.6 meters grading 1.03% NiEq, indicating continuity, albeit thinner, to depth. There are no drill rigs currently working within the LZ Zone, as exploration efforts are focused on the VB Zone and other regional nickel targets within the Curaçá Valley identified using systematic geological mapping, soil geochemistry, trenching and ground electromagnetic ("EM") surveys.

Please see Figure 8 and 9 for additional details on drill hole locations and intercepts within the LZ Zone.

LZ Zone Intercepts

Hole ID	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Co (%)
LZ-25	236.6	282.8	46.1	0.20	0.04	0.03
including	280.2	282.8	2.6	0.75	0.18	0.06
including	280.2	281.2	1.0	1.16	0.25	0.05
including	282.2	282.8	0.6	0.90	0.32	0.09
LZ-26	244.4	259.5	15.1	0.20	0.06	0.01
including	253.4	256.4	3.0	0.36	0.10	0.02
and	272.4	275.1	2.7	0.46	0.12	0.03
including	274.4	275.1	0.7	0.78	0.21	0.04
LZ-27	NSI	NSI	NSI	NSI	NSI	NSI
LZ-28	279.4	281.4	2.0	0.29	0.07	0.02
and	328.8	331.3	2.6	0.65	0.16	0.03
including	329.7	331.3	1.6	0.91	0.22	0.04
LZ-29	NSI	NSI	NSI	NSI	NSI	NSI
LZ-30	NSI	NSI	NSI	NSI	NSI	NSI
LZ-31	NSI	NSI	NSI	NSI	NSI	NSI
LZ-32	296.9	308.2	11.3	0.43	0.10	0.02
including	300.3	307.3	7.0	0.61	0.14	0.03
including	300.3	301.4	1.1	1.35	0.29	0.05
including	305.4	306.0	0.6	0.87	0.20	0.04
including	306.7	307.3	0.7	1.44	0.25	0.06
LZ-33	320.9	324.0	3.1	0.31	0.10	0.02
and	352.1	354.7	2.6	0.57	0.17	0.03
including	353.1	354.7	1.6	0.84	0.24	0.04
LZ-34	148.3	150.3	2.0	0.21	0.08	0.01
and	151.3	153.5	2.2	0.28	0.08	0.02
and	169.8	172.9	3.0	0.39	0.08	0.02
including	172.0	172.9	0.9	1.05	0.24	0.05
and	189.3	193.1	3.8	0.30	0.06	0.01
CRLZ-01	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-02	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-03	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-04	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-05	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-06	NSI	NSI	NSI	NSI	NSI	NSI
CRLZ-07	NSI	NSI	NSI	NSI	NSI	NSI

NSI denotes no significant intercept grading above 0.10% Ni. Drill holes were drilled from surface. Holes not included are either pending assay results or have been included in a different section of this press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, To and Length are rounded to the nearest tenth of a meter.

Figure 4: Brecciated and patchy net-textured sulphides shown in detail for hole LZ-32 (~300 meters downhole) showing both pentlandite and pyrrhotite

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT(S)

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources and mineral reserves all require additional work and analysis that remains ongoing. To date, there has been insufficient exploration and accompanying analysis to define a mineral resource and it is uncertain if further exploration will result in this nickel system being delineated as a mineral resource. Accordingly, the results herein may not be included in future NI 43-101 compliant mineral resources or mineral reserves depending on the results of this additional work and analysis, and other technical and/or economic reasons.

QUALITY ASSURANCE & QUALITY CONTROL

In support of its ongoing Umburana System exploration program, the Company is currently drilling on surface using third-party contracted core drill rigs. During the period from September 2022 through May 2023, third-party drill rigs were operated by Major Drilling do Brasil Ltda., DrillGeo Geologia e Sondagem Ltda. and Layne Christensen Co., all of whom are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at the secure core logging and storage facilities of Mineração Caraíba S.A. (“MCSA”). Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on one-meter sample intervals unless an interval crosses a geological contact. All sample preparation is performed in MCSA’s secure on-site laboratory. Total nickel and copper is determined using a nitric-hydrochloric acid digestion and Atomic Absorption Spectrometry and/or Titration at the on-site laboratory. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Check-assays for nickel and copper were submitted to ALS Brasil Ltda’s facility located in Vespasiano, Minas Gerais, Brazil, at a rate of approximately 5%. ALS Brasil Ltda is a subsidiary of ALS Limited and is independent of the Company.

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company, who is a “qualified person” within the meanings of NI 43-101, has reviewed and approved the disclosure of technical information, including verification of the sampling, analytical and testing data in this press release. Quarterly reviews entail sampling and laboratory procedure review as well as verification of original assay certificates associated with a selection of samples from Company’s internal database included in this press release.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold
S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to potential extensions or expansion of identified nickel occurrences; unlocking value for the Company using geologic tools, the potential for the Curaçá Valley to be a globally significant magmatic sulphide district for any metal or commodity, the Company’s expectations, strategies and plans for future exploration activities related to nickel including the use of geophysics; the results of future exploration and drilling campaigns targeting nickel; the importance or significance of any nickel sulphide texture; the Company’s planned organic growth and exploration activities; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company's Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF") under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Figure 5 Umburana System - Plan Map

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Figure 6
VB Zone - Plan Map

Figure 7
VB Zone - East-West Composite Section

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LZ Zone - Plan Map

Figure 9
LZ Zone - East-West Composite Section

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